SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

July 01, 2011

Commission File Number	Translation of registrant's name into English; Address of principal executive offices
BHP Billiton Limited (ABN 49 004 028 077) 180 LONSDALE STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA
-	BHP Billiton Plc (REG. NO. 3196209) NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM

Indicate by check mark whether the registrant files or will

file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes            No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

Company Secretariat

1 July 2011

To:
Australian Securities Exchange
London Stock Exchange

cc:
New York Stock Exchange
JSE Limited

Notification of Change of Interests of Directors and Connected Persons
(Australian Securities Exchange Listing Rules Appendix 3Y)
(Listing Rules & Disclosure and Transparency Rules of the UK Listing Authority)

Name of entities
BHP Billiton Limited ABN 49 004 028 077
BHP Billiton Plc REG NO 3196209

As part of a dual listed company structure, the Group voluntarily notifies all stock exchanges on which either BHP Billiton Limited or BHP Billiton Plc have primary or secondary listings, all those interests of directors and persons discharging managerial responsibilities of both entities in the securities of both entities (and changes to those interests) which are required to be disclosed under the Australian Securities Exchange (ASX) Listing Rules, the Listing Rules and Disclosure and Transparency Rules of the United Kingdom Listing Authority, the Australian Corporations Act, the United Kingdom Companies Acts and the Group’s Securities Dealing document.

We (the entities) advise the following information under ASX Listing Rule 3.19A.2, the UK Listing Authority Disclosure and Transparency Rule 3.1.4 and as agent for the director for the purposes of section 205G of the Australian Corporations Act and in accordance with the Group’s Securities Dealing document.

Name of person discharging managerial responsibilities:
Mr M J Kloppers

Date of last notice:
1 April 2011

Date issuer informed of transaction:
1 July 2011

Date and place of transaction:
Shareplus employee share plan trust purchased the shares on the Australian Securities Exchange on 28 June 2011. The shares were allocated and the issuer informed on 1 July 2011.

Nature of transaction:
33 ordinary fully paid shares of BHP Billiton Limited purchased under Shareplus.

Part 1 – Change of relevant interests in securities

Included in this Part are:
• in the case of a trust, interests in the trust made available by the responsible entity of the trust;
• details of the circumstance giving rise to the relevant interest;
• details and estimated valuation if the consideration is non-cash; and
• changes in the relevant interest of Connected Persons of the director.

Direct or indirect interest:
Indirect/Direct

Nature of indirect interest
(including registered holder):
Mr Kloppers has an indirect interest in 608,591 ordinary shares in BHP Billiton Plc, as follows:
i)363,520 ordinary shares in BHP Billiton Plc registered in the name of Lynchwood Nominees Limited of which Mr Kloppers is the beneficial holder;
ii)80,000 ordinary shares in BHP Billiton Plc held by the Kloppers Family Superannuation Fund and registered in the name of Lynchwood Nominees Limited; and
iii)165,071 ordinary shares in BHP Billiton Plc held by Maricar Pty Ltd as trustee for the Maricar Family Trust and registered in the name of Lynchwood Nominees Limited.

No change to BHP Billiton Plc interests above

Mr Kloppers also has an indirect interest in 123,754* ordinary shares in BHP Billiton Limited, as follows:
iv)123,429 ordinary shares in BHP Billiton Limited held by Maricar Pty Ltd as trustee for the Maricar Family Trust and registered in the name of UBS Wealth Management Australia Nominees Pty Ltd; and
v)325* ordinary shares in BHP Billiton Limited held by Computershare Nominees on behalf of Shareplus participants as Acquired Shares under the scheme. Shareplus is an all employee share purchase plan of the BHP Billiton Group.

* Note – total above reflects shares acquired from this transaction.

Date of change:
1 July 2011

No. of securities held prior to change:
608,591 (BHP Billiton Plc) – Indirect
123,721 (BHP Billiton Limited) – Indirect
656 (BHP Billiton Limited) – Direct

Class:
Ordinary Shares in BHP Billiton Limited

Number acquired:
33

Number disposed:
—

Value/Consideration:
A$42.36 per share

No. of securities held after change:
608,591 (BHP Billiton Plc) – Indirect
123,754 (BHP Billiton Limited) – Indirect
656 (BHP Billiton Limited) – Direct

Nature of change (Example -on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back):
Shareplus is an all-employee share purchase plan. Under the plan, employees contribute monies to purchase shares (Acquired Shares), up to an annual contribution limit of US$5,000 in any Plan year. Shares are purchased on a quarterly basis using the employees’ contributions made each pay period over the preceding 3 months. Any Acquired Shares still held by employees at the end of a 3 year qualification period will be matched by the company on a 1:1 basis.

Any additional information:
—

Part 2 – Change of interests in contracts other than as described in Part 4

Included in this Part are:
• only details of a contract in relation to which the interest has changed; and
• details and estimated valuation if the consideration is non-cash.

Detail of contract:
—

Nature of interest:
—

Name of registered holder(if issued securities):
—

No. and class of securities to which interest related prior to change:
—

Interest acquired:
—

Interest disposed:
—

Value/Consideration:
—

Interest after change:
—

Part 3 – Closed period

Were the interests in the securities or contracts detailed above traded during a closed period where prior written clearance was required?:
No. The Shareplus employee share plan trust purchased the shares on the Australian Securities Exchange outside of a close period. Although the shares were allocated to Mr Kloppers during a close period, no written clearance was required because the transaction was instigated by the administrators of the Shareplus scheme in accordance with the rules of that scheme and without consultation with Mr Kloppers.

If so, was prior written clearance provided to allow the trade to proceed during this period?:
—

If prior written clearance was provided, on what date was this provided?:
—

Part 4 – Change of interests in options or other rights granted by the entities

Included in this Part are only details of options or other rights granted which have changed, save for the total number of securities over which options or other rights are held following this notification.

Date of grant:
—

Period during which or date on which exercisable:
—

Total amount paid (if any) for the grant:
—

Description of securities involved:
class; number
—

Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:
—

Total number of securities over which options or other rights held at the date of this notice
BHP Billiton Plc interests:
225,000 – maximum number of Performance Shares (ordinary shares of BHP Billiton Plc) under the LTIP
________
225,000 – Total

BHP Billiton Limited interests:
1,283,327 – maximum number of Performance Shares (ordinary shares of BHP Billiton Limited) under the LTIP
101,782 – maximum number of Deferred Shares (ordinary shares of BHP Billiton Limited) under the GIS
325 – maximum number of Matched Shares (ordinary shares of BHP Billiton Limited) under Shareplus
________
1,385,434 – Total

Any additional information:
This notification is in respect of the Acquired Shares under the Shareplus (share purchase) scheme (see Part 1).

Part 5 – Contact details

Name of authorised officers responsible for making this notification on behalf of the entities:
Libby Joyner – BHP Billiton Limited
Geof Stapledon – BHP Billiton Plc

Contact details:
Libby Joyner
Tel:+61 3 9609 2339
Fax:+61 3 9609 4372

Geof Stapledon
Tel:+44 20 7802 4176
Fax:+44 20 7802 3054

BHP Billiton Limited ABN 49 004 028 077
Registered in Australia
Registered Office:180 Lonsdale Street, Melbourne Victoria 3000 Australia

BHP Billiton Plc Registration number 3196209
Registered in England and Wales
Registered Office: Neathouse Place, London SW1V 1BH UK

Members of the BHP Billiton Group which is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited (ABN 49 004 028 077) BHP Billiton Plc (REG. No. 3196209)
Date : July 01, 2011	By:	/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary